Filed Pursuant to Rule 433

Registration No. 333-175538

June 14, 2013

BB&T Corporation

Pricing Term Sheet

Medium-Term Notes, Series C (Senior)

$400,000,000

Senior Floating Rate Notes due 2018

Issuer	BB&T Corporation

Security	Senior Floating Rate Notes due June 15, 2018

Ratings	A2 (Moody’s) / A- (S&P) / A+ (Fitch) / AH (DBRS)

Currency	USD

Size	$400,000,000

Security Type	SEC Registered Medium-Term Notes, Series C (Senior)

Maturity	June 15, 2018

Benchmark	USD 3-month LIBOR

Benchmark Spread	+86 bps

Coupon	3-month USD LIBOR +86 bps

Payment Frequency	Quarterly

Day Count Convention	Actual/360

Redemption Date	May 15, 2018

Redemption Terms

Redeemable in whole or in part on or after the

Redemption Date at 100% of the principal amount of the

notes (par), plus accrued and unpaid interest thereon to

the date of redemption. BB&T Corporation shall provide 10 to 60 calendar days’ notice of redemption to the registered holder of the Senior Notes.

Price to Public	100% of face amount

Net Proceeds (Before Expenses) to Issuer	$399,200,000 (99.80%)

Interest Payment Dates	June 15, September 15, December 15 and March 15 of each year, commencing September 15, 2013.

Trade Date	June 14, 2013

Settlement Date	June 19, 2013 (T+3)

Denominations	$2,000 x $1,000

CUSIP / ISIN	05531FAP8 / US05531FAP80

Joint Bookrunners	BB&T Capital Markets, a division of BB&T Securities, LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co.

Note: A securities rating is not a recommendation to buy, sell or hold securities and should be evaluated independently of any other rating. The rating may be subject to revision or withdrawal at any time by the assigning rating organization.

The issuer has filed a registration statement (including a pricing supplement, a prospectus supplement and a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read those documents and the other documents the issuer has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the pricing supplement, the prospectus supplement and the prospectus if you request them by calling BB&T Capital Markets, a division of BB&T Securities, LLC at 804-787-8221; Deutsche Bank Securities Inc. toll-free at 1-800-503-4611 or Goldman, Sachs & Co. at 866-471-2526.